“Targeting Gold and Uranium”

NEWS RELEASE
DRILLING COMMENCES AT THE VICTORIA LAKE VMS PROJECT,
NEWFOUNDLAND.

Dated: September 21, 2006	TSX-V: CXX

Crosshair Exploration & Mining Corporation (TSX-V: CXX) is pleased to announce that drilling on the Victoria Lake Property commenced on Tuesday, September 19, 2006. The 13 hole drill program will focus on several priority targets that are considered highly prospective for gold rich massive sulphide deposits (VMS). The high-priority targets were identified by coincident geological, geochemical and geophysical results from work conducted by Crosshair from 2004 to 2006.

A compilation of the Victoria Lake Project targets and proposed drill holes has been posted on the Company website: http://www.crosshairexploration.com/s/Addenda.asp?ReportID=151145.

The Victoria Lake property consists of 215 claims (5375 ha), located approximately 75 kilometers southwest of South Golden Promise and is under option from Rubicon Minerals Corporation. The property is considered highly prospective for gold rich massive sulphide deposits (VMS), of which several important deposits occur in the region, including the recently discovered Boomerang prospect (Messina Minerals -13.6% Zn, 4.0% Pb, 0.7% Cu, 102 g/t Ag and 1.0 g/t Au over 13.9 meters of core) and the past producing Buchans mine (16 million tonnes @ 14.5% Zn, 7.5% Pb, 1.3% Cu, 126 g/t Ag and 1.3 g/t Au). Immediately northeast of the property, Aur Resources is bringing the Duck Pond deposit on stream this quarter with reserves of 4.1 million tonnes with an average grade of 3.3% Cu, 5.7% Zn, 59 g/t Ag and 0.9 g/t Au.

Work consisting of geological sampling and gravity geophysical surveying was conducted during the 2004/2006 exploration seasons on four high priority grids on the Victoria Lake property; the Long Lake, Henry Waters, Swamp, and DPS grids. Previous exploration work by Noranda in the immediate area in the 1980’s and 1990’s identified favourably altered rocks with multiple VMS lithogeochemical indicators, closely associated with strong multi element soil geochemical anomalies and coincident geophysical anomalies, most of which were never drilled.

The Phase 1 diamond drill program will be managed by Rubicon Minerals personnel under a management agreement with Crosshair. The work is being carried out by Barry Sparkes, P. Geo., and supervised by Qualified Person David Copeland, M.Sc., P.Geol., both of Rubicon Minerals Corporation.

About Crosshair

Crosshair is an aggressive uranium and gold exploration and development company with select projects in Newfoundland and Labrador. The Company has developed into a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador. The 685 sq. km. Moran Lake Uranium/IOCG Project is host to potentially three significant types of uranium mineralization – Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone (“Michelin”) and unconformity types of mineralization. In addition, through option agreements with Rubicon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising early stage high grade gold property at South Golden Promise and Golden Promise.

For more information on the company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

“Mark J Morabito”

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T:	604-681-8030
F:	604-681-8309
E:	greg@crosshairexploration.com: or dean@crosshairexploration.com
www.crosshairexploration.com

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